

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632-5500 Fax +1 (212) 632 5555



RECEIVED
2007 JUN 19 A 3: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

April 30, 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

Press Release

from ASSA ABLOY AB (publ) April 26, 2007 no.: 09/07

Annual General Meeting of ASSA ABLOY AB

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, the following members of the Board were re-elected: Gustaf Douglas, Melker Schörling, Carl-Henric Svanberg, Carl Douglas, Per-Olof Eriksson, Lotta Lundén, Johan Molin and Sven-Christer Nilsson. Gustaf Douglas was elected Chairman of the Board and Melker Schörling and Carl-Henric Svanberg were elected as deputy chairmen.

Dividend

The Annual General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 3.25 per share. Wednesday 2 May 2007 was established as record day, and payment from VPC (the Securities Register Center) is expected to start on Monday 7 May 2007.

Remuneration to the Board

The fees to the Chairman and the Board of Directors will be unchanged and amount to SEK 3,250,000 (excluding fees for committee work).

Nomination Committee

The General Meeting decided to elect Melker Schörling, Gustaf Douglas, Marianne Nilsson, Swedbank Robur and Björn Lind, SEB fonder members of the Nomination Committee until the end of the Annual General Meeting 2008. Melker Schörling was elected Chairman of the Nomination Committee.

Determination of Guidelines for Remuneration to Management

The Annual General Meeting resolved upon guidelines for remuneration to management principally entailing that salaries and other terms of remuneration of the management shall be in accordance with market conditions.

Incentive Program for employees within ASSA ABLOY

The Annual General Meeting resolved to introduce a global incentive program for employees within the ASSA ABLOY Group, in accordance with the proposal of the Board as earlier released. The offer is expected to comprise around 28 000 employees in 17 countries.

For more information, please contact:

Johan Molin, President and CEO, tel: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel: +46 8 506 485 72

END

ASSA ABLOY

ASSA ABLOY AB (publ), Box 70340, 107 23 Stockholm, Sweden.
Visiting address: Klarabergsviadukten 90. Tel: +46 (0)8 506 485 00, Fax: +46 (0)8 506 485 85. www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.